Exhibit 99.2

ATLANTIC COAST FINANCIAL CORPORATION
12724 Gran Bay Parkway West
Jacksonville, Florida 32258
Attention: Board of Directors and Pamela Saxon, Corporate Secretary

Fellow Members of the Board of Directors of ACFC:

We are writing to you to again voice our serious  concerns with the direction of Atlantic Coast Financial Corporation under the current board of directors and Chief Executive Officer.  I am writing this letter on behalf of myself and Bhanu Choudhrie.  As you know, in addition to our service as directors of the Corporation, we are also significant shareholders and are writing this letter to you in that capacity.  As of this date, we collectively own approximately 6.6% of the voting common stock (177,072 shares) of the Corporation.

As stated in my resignation letter from Board of ACB and its Risk Committee in late April 2012, the Corporation’s stock price, financial performance and regulatory orders speak for themselves with respect to the Corporation’s condition. To our amazement, the majority of the Board has consistently failed to act to mitigate or significantly reduce the risks facing the Corporation and follow prudent safety and sound banking practices, in spite of several plans put forward by some Directors. Here are some of the proposals that have either been rejected or not adopted by the majority of the Board:

A. A cost reduction/productivity improvement plan proposed by Director Palmer based upon his experiences at Mayo Clinic.

B. A structured and comprehensive risk assessment, mitigation plan and stress testing process, which was proposed by me and was not adopted by the Board.

C. A strategic and tactical profit improvement and turnaround plan was presented by me in March, 2012 to a specially appointed committee of Board and never adopted by full Board. It included the following:

* Cost reduction initiatives
* Revenue enhancements, including improvements in net interest income.
* improvement of credit management practices.
*Dashboard reports for Board.

The current Board chair even refused to call a meeting of the full Board to discuss these matters.

D. Corporate Governance improvements were suggested by us in writing, including adding more experienced and financially literate Board members. These suggestions were consistently rejected or ignored.

E. A formal evaluation of CEO performance was consistently rejected or ignored, in spite of repeated requests by us. Also, our requests for consistent enforcement of highest standards for all officers and employees in terms of performance, professionalism, ethical standards and business judgment, were rejected or ignored.

F. Suggested implementation of any measurement or incentive plans, rewarding those who excel, while promptly separating ourselves from those who do not meet the Corporation’s standards, was disregarded or ignored.

G. Establishment of a disciplined criteria that can be used to study all strategic options, including business combination at a reasonable price or capital raising transaction, keeping the best interest of the Corporation and its shareholders ahead of anything else.  A majority of the Board has failed to implement such criteria and process.

H. Proposal to pursue a bona fide recommendation for recapitalization of the Corporation or explore the viability of this proposal, which, in our view, would be in the best interest of the Corporation and its shareholders, while significantly addressing the regulatory orders imposed on the bank.  A majority of the Board has failed to fully explore this strategic option.

I. In spite of objections from current and former directors, a majority of the Board has failed to promptly, properly and decisively resolve the issues surrounding certain trading activity by the CEO in ACFC stock for his personal account, and has failed to fully implement the recommendations of outside counsel regarding these issues.

Each of the incumbent directors who are up for re-election in 2013 have either voted against these items or blocked actions. The debates have centered on issues of speed of execution or style rather than performance, operational improvements, shareholder value creation, good governance or just meeting regulatory orders.

In light of the foregoing, and in accordance with the Corporation’s bylaws relating to nominations by shareholders, we jointly nominate the following three  highly-qualified individuals to stand for election to the Board of Directors of the Corporation at the Corporation’s 2013 Annual Meeting.  We firmly believe that each of these nominees possesses the energy, commitment and skill set necessary to ensure that the Corporation evaluates, with an open mind and a keen sense of urgency, all alternative strategies to determine the best path forward to maximize value for all shareholders of the Corporation.

John J. Dolan

Kevin G. Champagne

Dave Bhasin

Complete biographies for each nominee are attached to this letter.  Each of the above nominees has consented in writing to be named as a nominee and to serve as a director of the Corporation if elected.  Further, in light of all recent developments, and notwithstanding any prior notices to you, I hereby declare my intention to stand for re-election upon the expiration of my current term on the Board of Directors of the Corporation.

We understand that the Nominating Committee of the Board of Directors plays an important role in considering nominations by shareholder of director candidates.  In this regard, we note that each of the three current directors of the Corporation who are up for reelection at the 2013 Annual Meeting are members of the Nominating Committee.  Due to the inherent conflict of interest associated with the consideration of the alternate nominees we are proposing by these particular directors, we insist that such individuals be excluded from any and all deliberations of the Nominating Committee in connection with the consideration of the nominations.

We continue to believe there are some very good, hardworking people at the company and we do not doubt the good intentions of all our fellow Board members. However, we are running out of time and we need change.  ACFC can be made profitable over the next few quarters, credit can be expected to experience continued, gradual improvement, risks can be effectively managed, capital can be raised at market price, some or possibly all of the Deferred Tax Asset can be realized over a period of time and shareholder value can be created either thru a sale at a future date at a reasonable price or company can go it alone and grow in the Jacksonville area. We call upon the entire Board at this time to do everything possible to turnaround the company and together work in the best interest of the company and meet regulatory orders. We again request a special meeting immediately to engage in constructive dialog, focused on priority issues and an agreement to improve the quality of the Board. If these efforts are also blocked, we are fully prepared to solicit the support of our fellow shareholders to elect a new slate of directors at the 2013 Annual Meeting who are committed to representing the best interests of all shareholders of the Corporation.  We hope that you will recognize that we only want to achieve what is the best for the Corporation and its shareholders.

Sincerely,

/s/ Jay S. Sidhu

Jay S. Sidhu

Cc: Bhanu Choudhrie